SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For August 30, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. Free English translations of two recent press releases issued by the Company on August 28, 2002.

                             FOR IMMEDIATE RELEASE
                        ------------------------------

                           Contact: Rodrigo Villa - Chief Financial Officer
                                    Telex-Chile S.A.
                                    Telephone (562) 382-5786
                                    Fax (562) 382-5116

TELEX-CHILE S.A. ANNOUNCES A 1-FOR-10 REVERSE STOCK SPLIT OF THE COMPANY'S COMMON STOCK LISTED IN CHILE AND UNDERLYING ITS AMERICAN DEPOSITARY SHARES
(ADSs) LISTED ON THE NEW YORK STOCK EXCHANGE.

(August 28, 2002, Santiago, Chile) Telex-Chile S.A. (NYSE-TL) announced that it will issue, effective August 29, 2002, new ADSs (CUSIP 87957Q 20 1) to replace existing ADSs (CUSIP 87957Q 10 2) in order to effect a 1-for-10 reverse stock split of the Company's common stock listed in Chile and underlying the ADSs listed on the New York Stock Exchange.

The reverse stock split is not expected to affect the market capitalization of Telex-Chile and will be carried out to obtain a trading price for the ADSs above the minimum trading price required by the New York Stock Exchange. Prior to effecting the reverse stock split, there were 4,691,058,511 shares of common stock outstanding. As of today, the closing price per share of common stock on the Bolsa de Valores de Santiago (the Santiago Stock Exchange) was
Ch$ 25.01 and the closing price per ADS on the New York Stock Exchange was US$
0.45. Following the 1-for-10 reverse stock split, today's closing price would be reflected as Ch$ 250.1 per share and US$ 4.50 per ADS. This price per ADS is in excess of the New York Stock Exchange's minimum trading price of $1.00. Fractional new ADSs will be sold by the Depositary Bank and paid in cash to the holders. Telex-Chile will trade on a reverse split basis beginning at the opening of the market on Thursday, August 29, 2002.

                            ----------------------

Telex-Chile is the parent company of (i) Chilesat S.A., one of Chile's principal public long distance carriers; (ii) Chilesat Servicios Empresariales S.A., one of the principal telecommunications business services providers in Chile; and (iii) Texcom S.A., a holding company which operates a regional business services network through Latin American and North American telecommunications affiliates.

                            -----------------------

The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Telex-Chile's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factor, among others, could cause actual results to differ materially from those described in the forward-looking statements: trading price declines below New York Stock Exchange requirements. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

                            FOR IMMEDIATE DELIVERY



                  Contact: Rodrigo Villa - Chief Financial Officer
                           Telex-Chile S.A.
                           Telephone  (562) 382-5786 - Fax (562) 382-5116

                  TELEX-CHILE S.A. AND SUBSIDIARIES ANNOUNCE
               CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2002.
                -----------------------------------------------


          (Santiago, Chile, August 28 2002). Telex-Chile S.A., (NYSE-TL) announced its consolidated financial statements for the second quarter of the 2002 financial period.

          Telex-Chile S.A. is the parent company of (i) Chilesat S.A., one of the main long distance public telephone carriers in Chile; (ii) Chilesat Servicios Empresariales S.A., one of the main entrepreneurial service providers of telecommunications in Chile,
          (iii) Texcom S.A., a holding company that operates a network of regional telecommunications services through affiliates in South and North America.

          The figures that are shown here, in accordance with accounting principles that are generally accepted in Chile, are expressed in constant Chilean pesos as at 30 June 2002. The information set forth in North American dollars is based on the exchange rate in effect on June 30, 2002, which was Ch$ 688.05 per North American dollar.

                             RELEVANT INFORMATION

1. On April 26, 2002 Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through their companies, Redes Opticas S.A. and Redes Opticas (Cayman) Corp., subscribed in the aggregate a total of 3,777,161,888 shares of the capital increase resolved at the Special General Shareholders' Meeting held on January 30, 2001 for a total of Ch$ 67,988 million (US$ 104 million) that they paid by capitalizing financial credits of the Company and of its affiliate Chilesat S.A.

2. By virtue of said capitalization, Southern Cross Latin America Private Equity Fund and GE Capital Equity Investments, Ltd., through such companies, now control in the aggregate 90.5% of the shares subscribed and paid for in Telex-Chile S.A.

3. Consequently the financial debt of the Company and of Chilesat, was reduced by approximately US$ 104 million, representing for Chilesat, a 95% of its financial debt susceptible of being capitalized and, for Telex-Chile S.A, a decline of over 70%.

4 As a result of such capitalization, both Telex-Chile S.A. and its affiliate Chilesat S.A. fully satisfied the terms of the preventive judicial agreements entered into with their creditors last December, and have now emerged from their restructuring process to full normality in the development of their corporate operations.

Our bylaws stipulated that our shares are divided into two series, specify their respective preferences and observe that such series and preferential shares be established to expire automatically on July 9, 2002 at midnight, which occurred, on which date all the shares then in circulation were automatically converted into ordinary shares of a single series without any preference or privilege.





                              REVERSE STOCK SPLIT

As of August 29, 2002 the Company will effect a 1-for-10 reverse stock split of the Company's common stock listed in Chile and underlying its ADSs listed on the New York Exchange, which should result in an increase in the trading price per share in Chile and per new, post-split ADS on the New York Stock Exchange. The ratio of new, post-split shares of common stock per ADS will remain unchanged at 10-to-1.

This transaction was duly authorized by the Board of Directors on June 19, 2002 and approved by the shareholders on July 17, 2002 for the principal purpose of increasing the trading price of the ADSs on the New York Stock Exchange to above the Exchange's minimum listing requirements. The reverse stock split should also provide a more customary trading price for the Company's common stock in Chile.

               CONSOLIDATED RESULTS OF TELEX-CHILE AND CHILESAT
               FOR THE SECOND QUARTER OF THE 2002 FINANCIAL YEAR

                           TELEX-CHILE CONSOLIDATED


      NET INCOME (Accumulated)                 NET INCOME (Accumulated)

      Six months ended June 30, 2002           Six months ended June 30, 2001
      ------------------------------           ------------------------------

      Ch$ (5,942 million)                      Ch$ (15,655 million)
      US$ (8,64 million)                       US$ (22,75 million)



The results of Telex-Chile S.A. during the second quarter of 2002, in spite of reflecting such loss, experienced an improvement of almost 62% with respect to the same period of 2001.

The accumulated operating Income of the second quarter of 2002 although, negative in Ch$ 2,986 million (US 4.34 million), reflects an improvement of 40.8% compared with the operating loss for Ch$ 5,041 million (US$ 7.32 million) shown in the second quarter of the preceding fiscal year.

The non operating Income of the second quarter of 2002, although, negative in the amount of Ch$ 2,945 million, (US$ 4.28 million) mainly affected by the financial expenses of the first quarter of 2002, reflects an improvement of 72.6% with respect to the Ch$ 10,759 millions (US$ 15.64 millions) of the same period of the preceding year.

TELEX-CHILE S.A.
CONSOLIDATED RESULTS FOR SIX MONTHS ENDED JUNE 30, 2002
(Prepared in Accordance with Chilean GAAP)
Millions of US Dollars and Constant Chilean
Pesos at June 30, 2002


                                                       Six Months      Six Months       Six Months       Six Months
                 INCOME STATEMENT                    Ended 30/06/02  Ended 30/06/01   Ended 30/06/02   Ended 30/06/01
                                                      Millions CH$    Millions CH$     Millions US$     Millions US$
REVENUES

CHILESAT S.A.                                              16,312          16,949            23.71            24.63
CHILESAT SERVS EMPRESARIALES S.A.                           2,567           2,485             3.73             3.61
TELEX CHILE S.A.                                              970             308             1.41             0.45
TEXCOM S.A.                                                 3,015           6,071             4.38             8.82
TELSYS S.A.                                                   109             671             0.16             0.98
CONSOLIDATION ADJUSTMENTS                                  (2,018)         (1,539)           (2.93)           (2.24)
TOTAL REVENUES                                             20,955          24,945            30.46            36.25

  OPERATING COSTS                                         (15,490)        (20,627)          (22.51)          (29.98)
  GROSS INCOME                                              5,465           4,318             7.94             6.28
  S&G A. EXPENSES (Without Provisions)                     (7,513)         (8,463)          (10.92)          (12.30)
  PROVISION FOR TRADE DEBTORS                                (938)           (896)           (1.36)           (1.30)
  S&G A. EXPENSES                                          (8,451)         (9,359)          (12.28)          (13.60)

OPERATING INCOME                                           (2,986)         (5,041)           (4.34)           (7.33)

  +DEPRECIATION AND AMORTIZATION                            5,984           6,863             8.70             9.97

EBITDA                                                      2,998           1,822             4.36             2.65

NON OPERATING RESULTS
  INTEREST EXPENSES                                        (2,457)         (4,655)           (3.57)           (6.77)
  PRICE LEVEL RESTATEMENT                                     302            (277)            0.44            (0.40)
  DIFFERENCE IN EXCHANGE RATE                                (992)         (4,899)           (1.44)           (7.12)
  OTHER NON OPERATING INCOME & EXPENSES                       202            (928)            0.29            (1.35)

TOTAL NON OPERATING RESULT                                 (2,945)        (10,759)           (4.28)          (15.64)

RESULT BEFORE TAXES                                        (5,931)        (15,800)           (8.62)          (22.96)
  INCOME TAXES                                                 (9)             22            (0.01)            0.03
  MINORITARY INTEREST                                          (2)            123            (0.00)            0.18
  AMORITIZATION NEGATIVE GOODWILL                              --              --               --               --

NET RESULT                                                 (5,942)        (15,655)           (8.64)          (22.75)

-----------------------


(1)   US$=688.05
(2) In 2002 Texcom Consolidated Revenues include the Consolidation of Texcom USA and Perusat (Peru).

                                     TELEX-CHILE S.A. AND SUBISIDARIES
                                         CONSOLIDATED BALANCE SHEET
                                         AT JUNE 30, 2002 AND 2001

                                                      At 30/06/02      At 30/06/01      At 30/06/02     At 30/06/01
                                                      Millions Ch$    Millions Ch$     Millions US$     Millions US$
                      DETAILS
Cash                                                       804             469             1.17             0.68
Time Deposits                                            5,820           1,129             8.46             1.64
Net Marketable Securities                                1,310             307             1.90             0.45
Trade Debtors (Net)                                      2,621           3,034             3.81             4.41
Notes Receivable (Net)                                     194             111             0.28             0.16
Sundry Debtors (Net)                                     1,250           1,185             1.82             1.72
Notes and Accounts Receivable from Related
  Companies                                              2,549           1,771             3.70             2.57
Recoverable Taxes                                          725             814             1.05             1.18
Prepaid Expenses                                           611             625             0.89             0.91
Other Current Assets                                     3,633           3,746             5.28             5.44

TOTAL CURRENT ASSETS                                    19,518          13,191            28.37            19.17

Land                                                       576             967             0.84             1.41
Buildings and Infrastructure                            46,996          50,186            68.30            72.94
Machinery and Equipment                                 56,247          85,032            81.75           123.58
Other Fixed Assets                                      24,690          27,391            35.88            39.81
Depreciation (Negative)                                (54,658)        (51,090)          (79.44)          (74.25)

TOTAL FIXED ASSETS                                      73,850         112,486           107.33           163.49

Investments in Related Companies                            --               9               --             0.01
Investments in Other Companies                              --              --               --               --
Goodwill                                                   125             143             0.18             0.21
Notes and Accounts Receivble from Related
  Companies                                                505           1,835             0.73             2.67
Deferred Taxes                                              --             566               --             0.82
Others                                                     121             672             0.18             0.98

TOTAL OTHER ASSETS                                         751           3,225             1.09             4.69

TOTAL ASSETS                                            94,119         128,903           136.79           187.35


                                     TELEX-CHILE S.A. AND SUBISIDARIES
                                         CONSOLIDATED BALANCE SHEET
                                         AT JUNE 30, 2002 AND 2001

                                                      At 30/06/02      At 30/06/01      At 30/06/02     At 30/06/01
                                                      Millions CH$    Millions CH$     Millions US$     Millions US$
                      DETAILS
Due to banks and Financial Institutions - S.T.                3              64             0.00             0.09
Due to banks and Financial Institutions - S.T.
  portion of L.T. Debt                                      609          40,089             0.88            58.27
Long Term Liabilities with Maturities in one
  year                                                    7,383           2,883            10.73             4.19
Accounts Payable                                         13,807          11,340            20.07            16.48
Notes Payable                                               161             149             0.23             0.22
Sundry Accounts Payable                                     328             497             0.48             0.72
Notes and Accounts Payable to Related Companies              51              --             0.07               --
Provisions                                                1,094           1,874             1.59             2.72
Withholdings                                                149             719             0.22             1.05
Income Taxes Payable                                          3              90             0.00             0.13
Advanced Sales Credits                                    1,138             946             1.65             1.38
Others                                                       60              33             0.09             0.05

TOTAL CURRENT LIABILITIES                                24,786          58,684            36.02            85.29

Due to banks and Financial Institutions                   3,593          40,054             5.22            58.21
Notes Payable                                            10,961          15,611            15.93            22.69
Provisions                                                3,365              --             4.89               --
Other Long Term Liabilities                               5,478           5,242             7.96             7.62

TOTAL LONG TERM LIABILITIES                              23,396          60,907            34.00            88.52

MINORITY INTEREST                                           211             449             0.31             0.65

Paid-In Capital                                         181,490         100,172           263.77           145.59
Reserve for Capital Reappraisal                             959           1,503             1.39             2.18
Share Premium Account                                       991             990             1.44             1.44
Other Reserves                                           (4,467)         (4,333)           (6.49)           (6.30)

Retained Earnings                                      (133,248)        (89,468)          (193.66)         (130.03)

Reserve for Future Dividends                                 --           7,974               --            11.59
Accumulated Losses (Negative)                          (127,285)        (79,594)         (184.99)         (115.68)
Loss From Period                                         (5,942)        (15,655)           (8.64)          (22.75)
Accumulated Deficit During Development                      (22)         (2,193)           (0.03)           (3.19)

TOTAL SHAREHOLDERS' EQUITY                               45,725           8,863            66.46            12.88

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               94,119         128,903           136.79           187.35



                       TELEX - CHILE S.A. AND AFFILIATES
            COMPARATIVE ANALYSIS OF THE FINANCIAL STATEMENTS AS AT
                                30TH JUNE 2002

CONSOLIDATED INCOME STATEMENT
-----------------------------

The results of the Telex-Chile group for the six months ended at June 2002, reflected an improvement of 62%. The loss of Ch$ 5,492 million shown in this period compares positively with the 2001 period (loss of Ch$ 15,655 million). The operating income improved 41%, the negative income of Ch$ 2,986 million is substantially better than that recorded in 2001 with a loss of Ch$ 5,041 million. The above, as a result of a reduction in operating costs and expenses, is partially offset by a reduction of revenue.

Consolidated revenue of Telex-Chile S.A. for January-June 2002 amounted to Ch$ 20,955 million, compared with Ch$ 24,946 million for the same period 2001. The main business lines are Multicarrier or commuted services (Ch$ 12,180 million), Services to Enterprises or private parties (Ch$ 2,507 million), Exchange of traffic with foreign countries (Ch$ 1,398 million) and Operations foreign subsidiaries (Ch$ 2,946 million). Since the FECU of March 2002 the Superintendence of Securities and Insurance has authorized the deconsolidation of the subsidiary Colomsat S.A., which means that its results are no longer reflected in our consolidated results of operation which appeared as Ch$ 1,413 million.


MULTICARRIER AND INTERNET

The Chilean market for multicarrier has experienced, the last six months, a persistent decline. Domestic long distance traffic decreased this semester an estimated rate of -14.2% in traffic (Chilesat's estimation), principally due to the general economic situation and the use of mobile phones. With respect to international long distance traffic, this market is experiencing a similar trend, the rate of decrease in traffic for the last six months has been 3.7% (Chilesat's estimation). The reason in this case is the economic situation of the region.

Chilesat S.A. has maintained a relevant percentage of the long distance and Internet Market. The revenues of this business explain 58% of the consolidated total. As has occurred in the industry in general, national long distance traffic has been reduced (including value added services) but the average price has been higher.

In international long distance, traffic has increased, while the average price has recorded a drop, as a result of the greater competition concentrated in Santiago.

Internet revenues have shown a slight increase compared with the same period of the preceding year, as a result of a better return process, that made it possible to focus on clients and products of greater margin, improving the result of this business.

CORPORATE SERVICES

There is no official statistic for this segment, but in general two forces have affected this segment with different results, on one side increased efforts of industrial and entrepreneurial customers to enhance their communication and data transmission and on the other hand the overall economic situation and its effects on the corporate sector.

Chilesat Servicios Empresariales S.A. through its offer of products for data, voice and image transmission, through private and virtual networks, offers solutions to the major enterprises and corporations of our country. The portfolio of clients during the second quarter of 2002 increased almost
4.8% with respect to the same period of the year 2001. This implied an increase in the income generated by this business reaching Ch$ 2,507 million for the second quarter of 2002.


OPERATION OF FOREIGN SUBSIDIARIES

United States and Peru are served by Texcom S.A. with prepaid business cards, long distance and internet services. In the United States traffic increased 0.6% (to 37.6 million minutes during the second quarter of 2002), as well as the average price.

The Telex-Chile Group is in a process of reviewing the business opportunities that generate through its subsidiaries abroad in order to rationalize its long-term strategy for the external markets.


CAPITALIZATION PROCESS
----------------------

Due to the capitalization process that ended on May 30, 2002, the financial statements of the Company have had a positive change. The main changes are:

     a) Capitalization of the financial debt and equivalent increase in the shareholders' equity of Ch$ 73,373 million.

     b)   Capital contribution in cash for Ch$ 6,963 million.

     c) Reversal of penalty interest that will affect financial Expenses for interest accrued in the first quarter of 2002 (for Ch$ 657 million) and in Other Non Operating income for interest accrued of the year 2001 (for Ch$ 1,414 million)

     d) A restructuring agreement of the subsidiary Chilesat S.A. with Banco de Credito e Inversiones and Banco de Chile (formerly Banco de A. Edwards) that stipulates the rescheduling of the debt during four years with four equal annual installments.

     e) Due to the strong reduction of the financial indebtedness ratio the commitment for the payment of financial interest will be reduced and thereby the cash requirements for the Company.

The implications from the business viewpoint are important since the financial and capital situation will permit offering to the market of individuals and corporations products of a high degree of development and with a long-term horizon, thus improving its competitive strengths. Particularly, the development of new value added products, as well as the offer of more sophisticated corporate services tailor-made for the clients, will be the bases for future development of the company. At present there is human, technological and financial capital to consolidate existing markets and address new markets such as the American and other Latin American markets.


CONSOLIDATED GENERAL BALANCE SHEET
----------------------------------
As at 30th June, 2002, the consolidated assets of the company fell by Ch$ 34,784 million with respect to the 2001 period. This variation is reflected by an increase in the Current Assets of Ch$ 6,327 million a reduction of the Fixed Assets of Ch$ 38,636 million, and a reduction of Other Assets for Ch$ 2,474 million.

The current assets increased as a result of the capital increase made by the controlling shareholder, which at the same time of capitalizing the financial debt contributed approximately US$ 10 million dollars in fresh resources for the Company. The major reductions of the Current Assts that partly compensated the above are in Trade Debtors, Recoverable Taxes, Prepaid Expenses and Other current assets.

As at June 30, 2002, the Fixed Assets dropped by Ch$ 38,636 million with respect to the previous period, as a result of the depreciation accrued in the period and a write-off due to obsolescence made in December 31, 2001. As explained at the time, the Telex-Chile Group made a review and analysis of the assets of the Group together with the external auditors of the company, which derived in the adjustment of some assets due to obsolescence.

The consolidated current Liabilities experienced a reduction of Ch$ 333,898 million, the increases correspond to long term Debts with maturity within one year Ch$ 4,500 million, Accounts Payable Ch$ 2,467 million, Documents payable Ch$ 12 million, Notes and accounts payable to related companies Ch$ 51 million, Advanced sale credits Ch$ 196 million and Other current liabilities Ch$ 27 million, which are set off with reductions in : Short term Debts with banks and financial institutions Ch$ 60 million, Long-term Debt with banks and financial institutions. Short-term portion Ch$ 39,480 million, Sundry
Creditors Ch$ 168 million, Provisions Ch$ 780 million, Withholdings Ch$ 570 million, Income Tax Ch$ 87 million.

The reduction of Short Term Liabilities and Long Term Liabilities is caused basically due to the capitalization of financial obligations effected in April and May 2002, in accordance with the preventive judicial agreement.

Deferred income shows a net increase of Ch$ 228 million as at June 30, 2002, as a result of a supplement of the agreement with Smartcom S.A. netted with a reduction that corresponds to the recognition in results of the agreement for real right of use and a contract for the provision of services on the optical fiber network, executed with Smartcom S.A., an optical fiber maintenance agreement executed with CTC Mundo and a rental of links and transmission means to Telesat S.A.

The increase of Ch$ 36,862 million in Shareholders' Equity is due to the capitalization of financial credits and cash in the total amount of Ch$ 80,336 million and the lower loss shown as at 30th June 2002 compared with that obtained as at 31st December, 2001. The latter is strongly impacted by the effects of the write off for obsolescence of the fixed assets reflected in the item Other Non Operating expenses and Financial Expenses and the Exchange Difference of the period.

                  ------------------------------------------


The press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of the Telex-Chile's management and are subject to a number of factors and uncertainties that could cause results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the effectiveness of the Company's reverse stock split and its effect on the trading price of the Company's common stock and ADSs; and the effects of the Company's restructuring on its financial condition and results of operations. For a detailed discussion of these and other risks, please refer to the Form 20-F filed with the U.S. Securities and Exchange Commission.

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  August 30, 2002